UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Monogram Biosciences, Inc.

(Name of Subject Company (Issuer))

Mastiff Acquisition Corp.

a wholly owned subsidiary of

Laboratory Corporation of America Holdings

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

60975U207

(CUSIP Number of Class of Securities)

F. Samuel Eberts III

Senior Vice President and Chief Legal Officer

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver

John H. Booher

William I. Intner

Hogan & Hartson LLP

111 South Calvert Street, 16th Floor

Baltimore, Maryland 21202

(410) 659-2700

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:                    N/A

Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issues Tender Offer)
☐	Rule 14d-1(d) (Cross-border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Monogram Biosciences, Inc. (“Monogram”) by Mastiff Acquisition Corp., a direct wholly-owned Delaware subsidiary of Laboratory Corporation of America Holdings (“LabCorp”).

The tender offer described in the attached exhibit has not yet commenced, and the exhibit is neither an offer to purchase nor a solicitation of an offer to sell shares of Monogram Biosciences, Inc. common stock. At the time the tender offer is commenced, LabCorp and Mastiff Acquisition Corp. will file a tender offer statement on Schedule TO and related materials with the U.S. Securities and Exchange Commission (SEC), and Monogram will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND MONOGRAM STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. These documents (once they become available) will be available at no charge on the SEC’s website at www.sec.gov. The tender offer statement and related materials, tender offer solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to D.F. King & Co., Inc., the information agent for the tender offer, at 1-212-269-5550 for banks and brokers or 1-800-549-6746 for shareholders and all others.

Exhibit Index

99.1	Joint press release issued by LabCorp and Monogram, dated June 23, 2009.